UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 9, 2009

TASEKO MINES LIMITED
  300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: October 19, 2009

Print the name and title of the signing officer under his signature.

  300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO'S PRESIDENT & CEO RECEIVES
'ENTREPRENEUR OF THE YEAR' AWARD

October 9, 2009, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; NYSE Amex: TGB) is pleased to announce that Russell Hallbauer, President and CEO of Taseko, was named Pacific Ernst & Young Entrepreneur Of The Year 2009 in the Mining and Metals category.

Russell, a mining engineer with 30 years of mining experience in British Columbia, joined Taseko as President and CEO in 2005. It was his vision that is credited for the modernization and expansion of the nearly 40-year old Gibraltar Mine. In a few short years, Russell has advanced his plans to create a prominent mid-tier Canadian mining company through the continued expansion of Gibraltar and construction of the Prosperity gold-copper project.

Ernst & Young's Entrepreneur of the Year is considered one of the world's most prestigious business awards for entrepreneurs. The award makes a difference through the unique way it encourages entrepreneurial activity among those with potential and recognizes the contribution of people who inspire others with their vision, leadership and achievement. It celebrates those who are building and leading successful, growing and dynamic businesses.

Ron Thiessen, Chairman of Taseko commented, "For Russell to be the recipient of this reward is a testament to his accomplishments at Taseko in just four years. His intensity and determination has allowed Taseko to weather one of the worst economic downturns in history and emerge as a stronger, more efficient company. On behalf of the Board of Directors, I would like to congratulate Russell for winning this award."

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Ronald Thiessen
Chairman

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.